Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release [redacted]

Fax: +12027729207

08004479

Date: 26.08.2008

From: Liberty International PLC

Headline: Holding(s) in Company

RECEIVED
2008 AUG 26 A 7:05

PROCESSED
AUG 28 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 8/26

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Simon Property Group, Inc.	
ii) Full name of shares holders (if different from i)	Vidacos Nominees Ltd a/c SBINC	
iii) Date of Transaction	20 August 2008	
iv) Date issuer was notified	22 August 2008	
v) Threshold that was crossed	4%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	12,461,166 (indirect)	3.45%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	15,274,707 (indirect)	4.22%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held	Simon Property Group, L.P. The Retail Property Trust Sovereign Real Estate Investments, LLC	

Ruth Pavey
Assistant Company Secretary
020 7887 7108

26 August 2008

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